June 27, 2025

Thomas W. Farley
Chief Executive Officer
Bullish
10A Building A, 60 Nexus Way
Camana Bay, George Town
Grand Cayman, Cayman Islands, KY1-9005

       Re: Bullish
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted June 18, 2025
           CIK No. 0001872195
Dear Thomas W. Farley:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 4, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Digital Assets held - intangible assets, inventories and financial assets, page 166

1. We acknowledge your response to prior comment 3. As a supplement to risk factor and other MD&A disclosure, please revise footnote (ii) to the table on page 166 that provides either the exact amounts of wrapped bitcoin and wrapped ether included in the table or a statement that provides a sense of the magnitude of wrapped tokens.
 June 27, 2025
Page 2

Notes to the Consolidated Financial Statements
Note 12. Taxation
(b) Reconciliation between tax expense and accounting loss at applicable tax rates, page F-46

2. We acknowledge your response to prior comment 6. Please address the following:
           Tell us the amount of your compensation accrual and the related tax impact at both December 31, 2023 and 2024.
           Tell us how the accrual for bonuses results in a tax expense in 2024 when bonus accruals typically are viewed as deductible temporary differences and are not expected to impact the rate reconciliation required by IAS 12.81(c).
           As you characterize the reconciling item as related to unrecognized temporary differences, clarify whether you did not take a tax deduction for book purposes for bonuses earned and accrued in 2024. If so, tell us why not and reference for us the authoritative literature you rely upon to support your accounting.

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Erin E. Martin